FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

VERNALIS GROUP PLC
(Translation of registrant’s name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F [ X ]        Form 40-F [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes [    ]        No [ X ]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ ).

SIGNATURE

Enclosures:

1.	Notification of Major Interest in Shares dated October 22, 2002 announcing the sale of securities by a substantial shareholder.

2.	Notification of Major Interest in Shares dated October 22, 2002 announcing the purchase of securities by a substantial shareholder.

3.	Notification of Major Interest in Shares dated October 28, 2002 announcing the purchase of securities by a substantial shareholder.

4.	Notification of Interests of Directors and Connected Persons in Shares dated October 29, 2002 announcing the purchase of the Company’s securities.

5.	Notification of Major Interest in Shares dated November 4, 2002 announcing the transfer of securities by a substantial shareholder.

6.	Press release dated November 20, 2002 announcing the first European Launch of frovatriptan by the Company’s European licensee.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2002	Vernalis Group plc By: /s/ Richard Robinski Richard Robinski Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

     All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC		MPM CAPITAL LP

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	AS ABOVE		MPM BIOEQUITIES FUND, LP ACCOUNT

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	1,800,000		4.19%		N/A		N/A

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY 10P SHARES		10TH OCTOBER 2002		21ST OCTOBER 2002

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	1,800,000		4.19%

14.	Any additional information	15.	Name of contact and telephone number for queries

RICHARD ROBINSKI — 0118 977 3133

16.	Name and signature of authorised company official responsible for making this notification

RICHARD ROBINSKI COMPANY SECRETARY

Date of notification  22ND OCTOBER 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC		SHELLY BAY HOLDINGS LIMITED

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	AS ABOVE		EDSON MOORE CORP

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	N/A		N/A		1,800,000		4.19%

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY 10P SHARES		NOT DISCLOSED		21ST OCTOBER 2002

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	1,143,396		2.66%

14.	Any additional information	15.	Name of contact and telephone number for queries

RICHARD ROBINSKI — 0118 977 3133

16.	Name and signature of authorised company official responsible for making this notification

RICHARD ROBINSKI COMPANY SECRETARY

Date of notification  22ND OCTOBER 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC		HERMES ADMINISTRATION SERVICES LIMITED

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	AS ABOVE		BRITEL FUND TRUSTEES LIMITED (BRITEL FUND NOMINEES LIMITED)

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED		NOT DISCLOSED		N/A		N/A

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY 10 PENCE SHARES		25TH OCTOBER 2002		28TH OCTOBER 2002

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	2,212,525		5.148%

14.	Any additional information	15.	Name of contact and telephone number for queries

	BRITEL FUND TRUSTEES LIMITED ARE THE TRUSTEES OF BT PENSION SCHEME		RICHARD ROBINSKI COMPANY SECRETARY TEL: 0118-977-3133

16.	Name and signature of authorised company official responsible for making this notification

RICHARD ROBINSKI, COMPANY SECRETARY

Date of notification  28TH OCTOBER 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director

	VERNALIS GROUP PLC		CAROL FERGUSON

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

	SHAREHOLDER NAME IN NUMBER 2 ABOVE		TD WATERHOUSE NOMINEES, DESIGNATION SIPP

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary

	NO		PURCHASE OF SHARES

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class

	10,000		0.023%		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed

	ORDINARY 10P SHARES		0.77 PENCE		28TH OCTOBER 2002		28TH OCTOBER 2002

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification

	19,000		0.044%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Total percentage holding of issued class following this notification

	N/A		N/A

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

	N/A		N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

	N/A		N/A

23.	Any additional information	24.	Name of contact and telephone number for queries

	NONE		RICHARD ROBINSKI, COMPANY SECRETARY 0118 977 3133

25.	Name and signature of authorised company official responsible for making this notification
Date of notification 29TH OCTOBER 2002 RICHARD ROBINSKI, COMPANY SECRETARY

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	VERNALIS GROUP PLC		AMVESCAP PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	AS ABOVE		VIDACOS NOMINEES LIMITED 7,610,000 HSBC NOMINEES LIMITED 2,592,117 CHASE NOMINEES LIMITED 800,000 NORTHERN TRUST NOMINEES LIMITED 618,948 BANK OF NEW YORK NOMINEES LIMITED 367,935

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	N/A		N/A		N/A		N/A

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY 10 PENCE SHARES		1ST NOVEMBER 2002		1ST NOVEMBER 2002

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	11,989,000		27.89%

14.	Any additional information	15.	Name of contact and telephone number for queries

THIS NOTIFICATION HAS BEEN MADE BY AMVESCAP FOLLOWING A RECENT IN SPECIE TRANSFER OF 171,000 SHARES.

	ABOVE HOLDING INCLUDES NOTIFIABLE HOLDINGS: INVESCO PERPETUAL INTERNATIONAL CORE FUND HOLDS 3,055,000 SHARES (7.11%) AND INVESCO PERPETUAL UK GROWTH FUND HOLD 3,800,000 SHARES (8.84%) BOTH REGISTERED IN NAME OF VIDACOS NOMINEES LTD		RICHARD ROBINSKI COMPANY SECRETARY TEL: 0118 977 3133

16.	Name and signature of authorised company official responsible for making this notification

RICHARD ROBINSKI, COMPANY SECRETARY

Date of notification  4TH NOVEMBER 2002

Vernalis announces first European Launch of Frovatriptan

Allegro® launched in Germany by the Menarini Group

London, November 20, 2002 — Vernalis Group plc (‘Vernalis’ LSE: VER) today announced that frovatriptan, its anti-migraine treatment, has been launched in Germany by Berlin-Chemie, an affiliate of the Menarini Group. The product will be marketed under the trademark Allegro®. Frovatriptan is approved in 15 European countries and is already marketed in the United States.

“The launch of frovatriptan in Germany, Europe’s largest pharmaceutical market, represents another significant advance for our Company,” said Robert Mansfield, Chief Executive Officer of Vernalis. “We are working closely with the Menarini Group to achieve success for the product throughout Europe.”

Controlled studies at the approved dose of 2.5 mg showed that frovatriptan has unique characteristics and benefits in the acute treatment of migraine. These studies demonstrated that frovatriptan has a prolonged presence in the bloodstream and that few migraine patients experienced a recurrence of headache within a 24-hour period of taking frovatriptan. Trials in over 4,500 patients showed that the drug was well tolerated and a single 2.5 mg tablet of frovatriptan was effective for the treatment of migraine attacks.

The World Health Organisation lists migraine as one of the top five debilitating diseases and in Western Europe an estimated 30 million women and 10 million men suffer from migraine headaches. Worldwide sales of prescription medicines to treat migraine grew to an estimated $2 billion in 2000 and are expected to continue to increase over the next five years.

This press release contains forward-looking statements, including statements regarding Vernalis’ projected revenues, market opportunities, financial condition, strategy and prospects. Statements that are not historical facts are based on Vernalis’ current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis’ actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis’ future operating results include the following: Vernalis may not receive royalty revenues, milestone payments or other revenues when expected or at all, frovatriptan and Vernalis’ product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets to the extent expected, when anticipated or at all, Vernalis may be unable to enter into additional licensing, partnering or collaboration agreements when expected or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis’ product candidates may not demonstrate therapeutic efficacy, Vernalis may require additional equity capital or debt financing earlier than projected and may be unable to obtain sufficient capital when needed, and other important factors described in the section entitled “Risk Factors” in Vernalis’ Annual Report on Form 20-F for the year ended December 31, 2001 filed with the US Securities and Exchange Commission.

-ends-

Enquiries:

Vernalis Group plc
Robert Mansfield Dr John Hutchison	Chief Executive Officer Chief Medical Officer	0118 977 3133 0118 977 3133

HCC DeFacto Group plc
David Dible / Mark Swallow		020 7496 3300

For a copy of this press release or to learn more about Vernalis, please visit our website at www.vernalis.com.

Notes to Editors

Vernalis

Vernalis Group plc is an innovative biopharmaceutical company, focused on the research, development and commercialisation of new therapies for the treatment of disorders of the central nervous system and obesity.

The Company’s most advanced product, frovatriptan, for the acute treatment of migraine has accelerated Vernalis into the elite group of biotechnology companies worldwide that has successfully taken a new drug through development and on to the market. Following the successful launch of frovatriptan, Vernalis is focusing its strengths and capabilities on selected key therapeutic areas: sexual dysfunction, obesity, Parkinson’s disease, depression and anxiety.

Collaborations with major pharmaceutical companies such as Roche and Lilly add value to the Company’s portfolio and complement the in-house expertise and experience of the team. Vernalis shares trade on the London Stock Exchange (VER).

Menarini

Menarini was founded in 1886 and the corporate headquarters were established in Florence in 1915. Menarini is a dynamic European pharmaceutical company expanding rapidly in international markets. It is the foremost pharmaceutical group in Italy with respect to sales and is one of the fastest growing pharmaceutical companies in the world. Its products are marketed in over 110 countries and in 2001 the worldwide group turnover was Euro 1,560 million (Euro 957 million in 1997).

Menarini has launched frovatriptan in Germany through its affiliate Berlin-Chemie/Menarini Group under the trademark Allegro®. Allegro® will further strengthen the excellent results of the company in Germany which is achieving close to a doubling of growth compared to the pharmaceutical market.